FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information co0ntained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

11 May 2012

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 January 2012 to 11 May 2012 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

HSBC Malta delivered a solid financial performance during the period 1 January 2012 to 11 May 2012 with improved profitability in the life insurance business reflecting the rally in the investment markets during this period.

Costs are broadly in line with the same period last year with the overall cost efficiency ratio showing an improvement as growth in operating income outpaced expenditure.

HSBC Malta continues to provide support to its borrowers and security for its depositors. The bank has seen a slight softening in loan demand in the period under review due to slowing economic conditions. During this period, corporate and institutional deposits increased while despite significant competitive pressure, including in local government bond issuance, the levels of retail deposits were broadly unchanged.

The bank continues to focus on building a high quality asset base and despite the continuing economic uncertainties, there were no material new impairments charged in the period. The bank's available-for-sale portfolio remains well diversified and conservative. The bank maintained its strong liquidity position and stable loans-to-deposits ratio during the period. Capital ratio remains well above regulatory requirements.

The bank recognises the increasingly difficult market conditions in which it is operating as a consequence of the eurozone crisis. HSBC Malta's management of both its capital and risk positions continues to be conservative and the bank is well placed to meet both current and future challenges.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "Clearly market conditions have been particularly difficult in recent months and while the eurozone crisis still has some way to go, we are satisfied with the bank's positive performance during the period under review. We have a firm grip on risks and costs at a time when we are likely to see continuing pressure on revenue as the wider eurozone economy slows. We will continue to focus on improving productivity and cost effectiveness to deliver long-term business sustainability.

"We continue to emphasise our competitive advantages as an international bank. We remain highly liquid, with a strong asset to deposit ratio, and well capitalised. We have a clear strategy and are well placed to service the needs of our customers and to support the local economy."

Notes to editors:

1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 March 2012 and other financial information.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 11 May 2012